SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For June 17, 2014

QIWI plc

Severnoe Chertanovo Microdistrict, 1A, building 1

Moscow, 117648

The Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K is incorporated by reference in the Registration Statement on Form F-3 of QIWI plc (No. 333-196626) filed with the Securities and Exchange Commission (“SEC”) on June 9, 2014, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC. It contains as an exhibit the following document:

Exhibits

Exhibit Number	Description of Document

1.1	Underwriting Agreement, dated June 16, 2014, among QIWI plc, Palmway Holdings Limited, Antana International Corporation, Dargle International Limited, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Credit Suisse Securities (USA) LLC, as representative of the several underwriters listed on Schedule 1 thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI PLC (Registrant)

Date: June 17, 2014	By:	/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer

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